October 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Sharon M. Blume

Re:	Ameris Bancorp

Form 10-K for the fiscal year ended December 31, 2010

Filed March 16, 2011

Form 8-K

Filed July 21, 2011

File No. 001-13901

Ladies and Gentlemen:

Pursuant to the telephone discussion between Benjamin Phippen and Dennis Zember on Tuesday, October 11, 2011, Ameris Bancorp, a Georgia corporation (the “Company”), hereby confirms that it is the Company’s intention to transmit for filing the Company’s responses to comments of the Staff contained in the letter from Ms. Sharon M. Blume to the undersigned dated September 27, 2011 on or before Friday, October 21, 2011.

Any additional comments or questions regarding this correspondence should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/ Dennis J. Zember Jr.

Dennis J. Zember Jr., Executive Vice

President and Chief Financial Officer